U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander UK plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on 11 March, 2019. The disclosure can be found under the heading “Other Information for US Investors” in the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Santander UK plc

By:	/s/ Nathan Bostock

Name:	Nathan Bostock
Title:	Chief Executive Officer

Santander UK plc. Registered Office: 2 Triton Square, Regent’s Place, London, NW1 3AN, United Kingdom. Registered Number 2294747. Registered in England and Wales. Santander and the flame logo are registered trademarks.